730 Arizona Avenue 1st Floor Santa Monica, CA 90401	310.434.5400 Fenwick.com
July 28, 2025
VIA EDGAR AND ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attention:	Robert Arzonetti
Susan Block
Victor Cecco
Marc Thomas

Re:	Wealthfront Corporation
Draft Registration Statement on Form S-1
Submitted June 18, 2025
CIK No. 0001524566
Ladies and Gentlemen:
We are submitting this letter on behalf of Wealthfront Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 16, 2025 (the “Letter”), regarding the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001524566) confidentially submitted by the Company to the Commission on June 18, 2025 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting Confidential Submission No. 2 (“Draft No. 2”) to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 2 to update certain other disclosures. Capitalized terms used and not otherwise defined herein have the same meanings as specified in Draft No. 2.
Draft Registration Statement on Form S-1
Select Defined Terms, page iii

U.S. Securities and Exchange Commission
July 28, 2025

1.    We note your disclosure that “Funded Clients” are those that have at least one account open in which the outstanding value of assets is greater than zero on at least one occasion. Please clarify whether this definition includes clients whose accounts were only momentarily funded and subsequently maintained with a zero balance and whether such clients continue to be counted as Funded Clients indefinitely. In this regard, to the extent practicable, clarify the number of clients that currently have an account with assets greater than zero with you.
In response to the Staff’s comment, the Company advises the Staff that the definition of Funded Clients includes clients who have a zero balance as of the measurement date. The Company further advises the Staff that the number of Funded Clients with an account balance of zero as of January 31, 2025 was approximately 78,000 Funded Clients, or 6.7% of Funded Clients, as of January 31, 2025. The Company has also revised the disclosure on page iii of Draft No. 2.
Prospectus Summary, page 1
2.    We note various statements that appear to be subjective or conclusory references throughout the filing to your expertise, industry-leading position, or statements on the industry in general. Examples include:
•“the preferred financial solutions platform for “digital natives” (at page 1);
•“[our] clients are the wealth builders within these generations” (at page 1);
•“[w]e were among the first digital-only financial solutions platforms” (at page 1);
•that you are a “different kind of FinTech” (at page 1);
•the opportunity you are pursuing is “unique and massive” (at page 1);
•that the “growing wealth of the digital-native generations presents a challenge to the traditional platforms” (at page 2);
•“a paradigm shift was caused by the GFC” (at page 9);
•your products “ensure the best possible user experience” and “superior client service” (at page 9);
•“enables best-in-class investment products and brokerage services” (at page 13); and
•“clients get an industry-leading APY” (at page 13).

U.S. Securities and Exchange Commission
July 28, 2025

Please provide support for these statements, and disclose the measure by which you determined your competitive position. Alternatively, please revise to state that these are your beliefs.
The Company acknowledges the Staff’s comment. In response to the Staff’s comment with respect to the first (“the preferred financial solutions platform of ‘digital natives’”), second (“[our] clients are the wealth builders within these generations”), fifth (the opportunity you are pursuing is “unique and massive”), sixth (that the “growing wealth of the digital-native generations presents a challenge to the traditional platforms”), seventh (“a paradigm shift was caused by the GFC”), eighth (your products “ensure the best possible user experience” and “superior client service”) and ninth (“enables best-in-class investment products and brokerage services”) bullets, the Company has revised the disclosure on pages 1 to 3, 10, 14, 95, 118 to 120, and 131 of Draft No. 2.
In response to the Staff’s comment with respect to the third bullet (“[we] were among the first digital-only financial service platforms”), the Company refers the Staff to the news articles in the supplemental materials provided by the Company under separate cover (the “supplemental materials”).
In response to the Staff’s comment with respect to the fourth bullet (that you are a “different kind of FinTech”), the Company advises the Staff that this statement refers to the combination of factors that the Company believes distinguish the Company in the financial technology industry, namely the Company’s organic client acquisition engine (over 50% of new clients were referred by existing clients over the past two fiscal years), its high client retention rate (over 95% for each of the past two fiscal years), and steady growth in client assets on the platform over the life of client accounts (more than 20% of clients have recurring or direct deposits and total platform assets have generally increased over time, with the exception of dips in December 2019 and December 2021). In addition, the Company generates revenue primarily through its cash account fees, not transaction fees, and the Company’s cash management account provides an industry-leading APY and the typical features of a checking and savings account without charging clients a subscription fee to access such benefits. The Company also advises the Staff that, as discussed above, the Company was among the first digital-only financial service platforms.
In response to the Staff’s comment with respect to the fifth bullet (the opportunity you are pursuing is “unique and massive”), the Company has revised the disclosure on pages 1, 95, and 118 of Draft No. 2. The Company further refers the Staff to the supplemental materials, to support the Company’s statement, which estimated that digital natives represented $16.4 trillion in household wealth as of the end of 2024. The Company also refers the Staff to Forecasting the Growth of Millennial Wealth in the U.S., an Oxford Economics report from April 2025 commissioned by the Company, which found that “[a]nnual growth in millennial net wealth is expected to be around 9% in inflation adjusted terms over the forecast period [between 2022 and 2045].” As such, the Company believes the current opportunity to capture a portion of the $16.4 trillion in wealth of its targeted clients (individuals born after 1980), as

U.S. Securities and Exchange Commission
July 28, 2025

well as the projected growth of the wealth of Millennials over the next two decades, to be a unique and massive opportunity for the Company.
In response to the Staff’s comment with respect to the tenth bullet (“clients get an industry-leading APY”), the Company refers the Staff to the supplemental materials, including the tables showing the APY offered by the Company and a total of 16 other financial institutions following the past ten changes in the federal funds rate effected by the Federal Reserve between October 2022 and January 2025. As reflected in the supplemental materials, the Company has consistently offered among the highest APY within this group of financial institutions. The Company also notes that the Draft Registration Statement provides that the Company offers “an industry-leading APY” (emphasis added) rather than the sole leading APY, which the Company believes to be consistent with the supplemental materials. Additionally, the Company has revised the disclosure on pages 11 to 14, 98 to 99, 127, 129, 131, and 135 of Draft No. 2.
Our Clients, page 7
3.    We note your statement on page 9 that your “cash management and investing assets have demonstrated consistent and continuous growth.” However, we also note in your chart on page 9 that from 2018 to 2019 it appears your cash assets dropped, and remained that way until 2022, before increasing again. Please balance your statement regarding continuous growth of your cash assets and what is shown in the chart by discussing the timeframe that the cash assets appeared to drop, and also discuss the factors that lead to the drop in cash assets during the period noted, as applicable.
In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 125 of Draft No. 2.
Our Clients Have Evolving Financial Needs, page 9
4.    Please revise to clarify the meaning of the phrase “net-of-fee after tax returns”.
In response to the Staff’s comment, the Company has revised the disclosure on page iii of Draft No. 2.
Diverse Financial Products, page 10
5.    Please revise to specifically indicate how pass-through FDIC insurance has been obtained and provided for up to $8 million for individual accounts and $16 million for joint accounts.
In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 13, 127 to 128, 130, and 135 of Draft No. 2.
6.    Please revise to provide a discussion addressing the “automated tax-loss harvesting strategies” and how they are applied to the diversified portfolios of index-based ETFs, U.S. Direct Indexing, S&P 500 Direct, and Automated Bond Portfolios in benefitting clients.

U.S. Securities and Exchange Commission
July 28, 2025

In response to the Staff’s comment, the Company has revised the disclosure on page 128 of Draft No. 2.
7.    Please revise to provide a detailed discussion addressing the margin lending activities and the related accounting. In addition, please address the following:
•lending requirements including how the portfolio line of credit is determined,
•the collateral requirements, and
•the steps taken by the company on an ongoing basis to monitor collateral indicating when additional collateral may be required and how such collateral is obtained.
In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 128 of Draft No. 2.
8.    Please revise to provide a detailed discussion addressing the activities relating to the clients lending of securities owned, and the related accounting.
In response to the Staff’s comment, the Company has revised the disclosure on page 11 and 128 of Draft No. 2 to provide a detailed discussion addressing the activities relating to the Company’s lending products and further advises the Staff that it expects to revise its disclosure in a subsequent filing to reflect the requested accounting information when it updates its financial statements to include the six month period ended July 31, 2025 as the Company’s lending product was only introduced following January 31, 2025.
9.    We note your disclosure on page iii that you sweep your clients’ cash accounts to accounts at FDIC-insured banks. Please revise here or elsewhere as appropriate to identify these program banks, or advise. To the extent practicable, specify what percentage of your member accounts is held at each bank, including by type of account, such as checking or savings accounts. In addition, describe material risks associated with any possible concentration of deposits at such banks. Clarify if “program banks” are typically a fixed group of banks, or if the group of banks involved change over a specified time frame, for example.
The Company acknowledges the Staff’s comment. Deposits are placed in the program banks according to an allocation model run by the Company’s sweep provider that is designed to dynamically allocate funds across the program banks to maximize federal deposit insurance coverage for the Company’s customers, and takes into account a variety of factors such as customer opt-outs from specific program banks and the reported sweep capacity of the individual program bank. Accordingly, the percentage of client accounts held at any one program bank is subject to change on a daily basis. In terms of account type, the vast majority of program banks commit only that the deposits are “transaction accounts,” as defined in Section 204.2(e) of Regulation D (12 C.F.R. § 204.2(e)). That means the accounts can be demand deposits or savings deposits with transaction capacity. The material concentration risk

U.S. Securities and Exchange Commission
July 28, 2025

for deposits at a program bank is discussed on pages 37 to 38 of Draft No. 2 under the risk factor titled “Any failure to securely store and manage our clients’ assets, or other software or equipment failures that may impair our ability to provide our services, could adversely affect our business, operating results, and financial condition” and also on pages 46 to 47 of Draft No. 2 under the risk factor titled “Our cash management products and services subject us to risks related to our bank partnerships.” The Company has also added additional disclosure on page 47 of Draft No. 2 to further discuss any material concentration risk. The Company advises the Staff that there are no additional material concentration risks because the largest program banks are all highly regulated Global Systemically Important Banks, as designated by the Financial Stability Board as of November 2024, and the Company’s client’s deposits are not as material to them, therefore the Company believes they are less likely to fail or suddenly decide not to take these deposits. In response to the Staff’s comment, the Company has additionally revised the disclosure on page iii of Draft No. 2 to clarify that the program banks, of which there were over 45 as of July 21, 2025, are disclosed on the Company’s website and change from time to time. Given the distributed number of program banks and that the list changes from time to time, the Company does not believe that it is material or useful to investors to identify the program banks in the Draft Registration Statement.
Our Platform, page 10
10.    We note your disclosure on page 11 that clients receive an “industry-leading APY” through program banks. Please quantify what is meant by an “industry-leading APY” or clarify what you mean by “industry-leading,” including the industry or peer group referenced, the basis of the comparison and the source or methodology used to support this claim. In addition, please disclose the range of APYs currently offered to clients through the program banks and how frequently they are updated.
In response to the Staff’s comment regarding the basis for the statement that the Company’s clients receive “an industry-leading APY” through program banks, the Company refers the Staff to its response to Comment No. 2. Additionally, the Company has revised the disclosure on pages 11 to 14, 98 to 99, 127, 129, 131, and 135 of Draft No. 2.
11.    We note your statement on page 12 that “[a]s of January 31, 2025, our average platform assets per client exceeded $70,000, which relative to other FinTech platforms demonstrates our clients’ trust.” Please briefly expand on how this figure compares to other FinTech companies, the peer group considered, and the source of any supporting data, or revise to state it as your belief that it demonstrates your clients’ trust. In addition, clarify how average platform assets per client are calculated.
In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 97, and 129 of Draft No. 2.

U.S. Securities and Exchange Commission
July 28, 2025

Risk Factors
The amount of our platform assets is subject to significant fluctuations, page 31
12.    We note your disclosure that your platform assets may be impacted by changes in the domestic and global markets and global economic conditions. Please revise to discuss the risk to your platform assets and business due to current market or economic conditions, as applicable.
In response to the Staff’s comment, the Company has revised the disclosure on pages 32 to 33 of Draft No. 2. The Company notes that it has listed a comprehensive list of market and economic conditions that have in the past, and may in the future, impact its platform assets and business. For example, the Company notes that the announced tariffs by the United States in late February 2025 resulted in significant volatility in the stock market. However, since such announcement, markets, as well as the Company’s platform assets, have recovered. The Company is not currently experiencing any specific market or economic condition that is having a material negative impact on its business. The Company will continue to monitor the accuracy of its disclosures and update to describe any material impacts to its platform assets and business resulting from specific market or economic conditions, as applicable.
We are directly and indirectly exposed to fluctuations in interest rates, page 37
13.    Please revise this risk factor to discuss the impact of the current interest rate environment on your business.
The Company acknowledges the Staff’s comment and has revised the disclosure on page 38 of Draft No. 2. The Company has considered the requirements of Item 105 of Regulation S-K (“Item 105”) in preparing its disclosures in Risk Factors to explain material factors that make an investment in the Company or offering speculative or risky. The Company has disclosed that, during periods of low interest rates, it has experienced declines in cash account fees and that, during periods of higher interest rates, its clients’ ability or willingness to invest through its platform could be adversely affected. The Company advises the Staff that it does not believe the current interest rate environment poses any specific additional material risks to the Company’s business. The Company’s operating results and financial condition are disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and thus investors have robust information on the impact of the current interest rate environment on the Company’s business and financial results, including under the sections of MD&A titled “Other Revenue,” “Interest Expense,” and “Interest Rate Risk.” For these reasons, the Company does not believe additional disclosure is required under Item 105.
Risks Related to Our Cash Management Products and Services
Our cash management products and services, page 45
14.    We note your disclosure here that you are not a bank, and so rely on the program banks to accept client assets and provide certain banking products or services to your clients. Please clarify if you may also be subject to regulatory oversight by the primary regulator of the partner bank or program banks.

U.S. Securities and Exchange Commission
July 28, 2025

In response to the Staff’s comment, the Company has revised the disclosure on page 47 of Draft No. 2.
Errors in Wealthfront Advisers LLC’s automated advisory services, page 48
15.    Please also address any potential risks related to automation, as compared to more constant human managing and oversight.
In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Draft No. 2.
We are incorporating, and may in the future incorporate, AI technologies, page 62
16.    We note your disclosure that you are currently using artificial intelligence (“AI”) in certain of your internal processes. Please briefly expand in an appropriate place in the document to provide more detail on the principal areas where you use AI, and clarify if you are currently using it, or planning to use it, in the automated financial services you offer. Please clarify if customer data is accessed by your AI or if AI tools are provided by your third party vendors.
In response to the Staff’s comment, the Company has revised the disclosure on page 63 of Draft No. 2.
Management’s Discussion and Analysis
Our Revenue Model
Cash Management, page 98
17.    Please revise to discuss the nature and mechanics of the Company’s “cash sweep program” including indicating if, for example, it is an overnight or a type of daily program, addressing the detailed components of these contractual relationships with the partner banks, etc.
In response to the Staff’s comment, the Company has revised the disclosure on page 99 of Draft No. 2 to expand on the nature and mechanics of its cash sweep program, including descriptions of the methodology for determining the payment rates with the Company’s program banks and the frequency with which cash is swept into program banks.
The Company further advises the Staff that the Company does not believe any additional detailed disclosure regarding the components of its contractual relationships with the program banks and banking partners is material or meaningful to investors in assessing the Company’s current or prospective business, financial condition, or results of operations. Such agreements are standard contracts solely for administering the Company’s cash sweep program through its program banks on standard terms and conditions, including fee and termination provisions. These agreements were negotiated on an arm’s length basis consistent with industry practice. The Company is not substantially dependent on any single agreement it has with any program bank. In addition, the economic effects of the Company’s contractual arrangements

U.S. Securities and Exchange Commission
July 28, 2025

with the program banks and banking partners for the periods presented are reflected in the Company’s revenue from cash management. As noted above, the Company has provided additional disclosure relating to the determination of payment rates with the Company’s program banks and expects to provide disclosure on a quarterly basis relating to the Company’s cash management revenue, which is primarily generated from cash account fees earned from program banks. The Company believes that this existing and ongoing disclosure provides investors with all material information relating to its cash sweep program necessary to enable investors to assess the Company’s current or prospective business, financial condition, or results of operations.
Further, the Company advises the Staff that additional disclosure relating to the Company’s contracts with program banks and banking partners would result in competitive harm to the Company, its stockholders, and its clients and such disclosure constitutes the type of information that companies customarily treat as private and confidential. For example, potential additions to the Company’s current list of program banks may use this information in negotiations with the Company. Furthermore, disclosure of detailed terms of the Company’s contractual relationships with program banks or banking partners could impact the Company’s ability to negotiate terms favorable to the Company in connection with any future agreements with program banks and banking partners. The Company believes that its existing disclosure appropriately balances providing investors with the material information with respect to its cash sweep program while not providing specific details regarding the contracts with program banks and banking partners themselves, which would provide program banks and banking partners with negotiating leverage that could harm the Company’s business, stockholders, and clients and which would not be material to an investor’s understanding of the Company’s business. Furthermore, the Company is not aware of other companies in its industry that provide similar disclosures.
18.    Further, please revise to indicate what portion of the total cash sweep interest earned is retained by the Company as well as address if the contractual relationship with each client identifies the amount of any portions retained by the Company and/or passed along to the client.
In response to the Staff’s comment, the Company has revised the disclosure on page 99 of Draft No. 2 to indicate that the contractual relationship with each client does not identify the amount of any portions retained by the Company and/or passed along to the client. Additionally, the Company acknowledges the Staff’s comment and advises the Staff that the Company does not believe further detailed disclosure regarding the portion of the total cash sweep interest earned and retained by the Company is material or meaningful to investors in assessing the Company’s current or prospective business, financial condition, or results of operations. The economic effects of the portions of earned cash sweep interest retained by the Company for the periods presented are reflected in the Company’s revenue from cash management. As noted in the Company’s response to Comment No. 17, the Company expects to provide disclosure on a quarterly basis relating to the Company’s cash management revenue, which is primarily generated from cash account fees earned from program banks. The Company believes that this existing and ongoing disclosure provides investors with all material

U.S. Securities and Exchange Commission
July 28, 2025

information relating to its cash sweep program, including the aggregate value of earned cash sweep interest retained by the Company, necessary to enable investors to assess the Company’s current or prospective business, financial condition, or results of operations.
Further, additional disclosure regarding the portion of the total cash sweep interest earned and retained by the Company would result in competitive harm to the Company, its stockholders, and its clients and such disclosure constitutes the type of information that companies customarily treat as private and confidential. For example, disclosure of how much the Company retains of the total cash sweep interest earned could provide the Company’s competitors with leverage for negotiating more advantageous interest rates for their own cash sweep programs, which could put the Company at a disadvantage if it is receiving a lower spread than its competitors, which could adversely impact the Company’s financial condition. The Company believes that its existing disclosure appropriately balances providing investors with the material information with respect to its cash sweep program given that the total cash sweep interest retained by the Company is captured in the Company’s cash management revenue, while not providing specific details regarding the Company’s practices in retaining cash sweep interest, including standard contractual provisions, which would provide competitors with negotiating leverage in their own business negotiations that could harm the Company’s competitiveness, business, stockholders, and clients and which would not be material to an investor’s understanding of the Company’s business. Furthermore, the Company is not aware of other companies in its industry that provide similar disclosures.
19.    Please revise to disclose average wholesale interest rates paid by the program banks for the periods presented and the rates paid to the clients.
In response to the Staff’s comment, the Company advises the Staff that the Company does not believe disclosure of the average wholesale rates paid by the program banks for the periods presented and the rates paid to its clients is material to investors or necessary to enable investors to assess the Company’s current or prospective business, financial condition, or results of operations because the economic effects of the average wholesale rates paid by program banks and the rates paid to the Company’s clients for the periods presented are reflected in the Company’s revenue from cash management. As noted in the Company’s response to Comment No. 17, the Company expects to provide disclosure on a quarterly basis relating to the Company’s cash management revenue, which is primarily generated from cash account fees earned from program banks. The Company believes that this existing and ongoing disclosure provides investors with all material information relating to its cash sweep program necessary to enable investors to assess the Company’s current or prospective business, financial condition, or results of operations.
Further, the Company advises the Staff that such disclosure would result in competitive harm to the Company, its stockholders, and its clients and such disclosure constitutes the type of information that companies customarily treat as private and confidential. For example, such information could be used by the Company’s competitors to offer more favorable rates to the Company’s clients, offer more favorable terms to the Company’s program banks, or secure more favorable rates from such competitors’ program banks. Any of these events could cause

U.S. Securities and Exchange Commission
July 28, 2025

the Company’s competitors to secure a strategic advantage and undermine the Company’s commercial relationships with its program banks and clients. Furthermore, the Company is not aware of other companies in its industry that provide similar disclosures.
20.    Please revise to provide a discussion addressing how the wholesale rates earned and paid out have changed with the passage of time given changes in the level of “Cash assets” indicated in the table on page 9.
In response to the Staff’s comment, the Company has revised disclosure on page 99 of Draft No. 2. Further, the Company advises the Staff that changes in the Company’s cash asset levels do not impact the wholesale rates earned and paid out; wholesale rates impact the level of cash assets held on the Company’s platform as clients respond to the Company’s rates, which are in turn impacted by the wholesale rates.
Additionally, the Company advises the Staff that the Company does not believe disclosure of the changes to the wholesale rates earned and paid out over the periods presented in the table on page 9 of the Draft Registration Statement is material to investors or necessary to enable investors to assess the Company’s current or prospective business, financial condition, or results of operations because the economic effects of the wholesale rates paid by program banks and the rates paid to the Company’s clients are reflected in the Company’s revenue from cash management. As noted in the Company’s response to Comment No. 17, the Company expects to provide disclosure on a quarterly basis relating to the Company’s cash management revenue, which is primarily generated from cash account fees earned from program banks. The Company believes that this existing and ongoing disclosure provides investors with all material information relating to its cash sweep program necessary to enable investors to assess the Company’s current or prospective business, financial condition, or results of operations.
Further, the Company advises the Staff that such disclosure would result in competitive harm to the Company, its stockholders, and its clients and such disclosure constitutes the type of information that companies customarily treat as private and confidential. For example, such information for recent periods could be used by the Company’s competitors to offer more favorable rates to the Company’s clients, offer more favorable terms to the Company’s program banks or secure more favorable rates from such competitors’ program banks. Any of these events could cause the Company’s competitors to secure a strategic advantage and undermine the Company’s commercial relationships with its program banks and clients. Furthermore, the Company is not aware of other companies in its industry that provide similar disclosures.
21.    We note your disclosure that you primarily generate revenue from your cash management products through fees earned from program banks in your cash sweep program, and that by passing along wholesale interest rates paid by these banks, you are able to offer clients a “stable and more attractive rate than might be accessed elsewhere.” Please revise here and elsewhere as appropriate to clarify the nature and structure of the fees received from program banks, including how they are calculated and whether they are fixed or variable. Additionally, please explain what is meant by

U.S. Securities and Exchange Commission
July 28, 2025

a “stable and more attractive rate,” including the basis for comparison and whether this statement is based on any specific benchmarks, competitor offering or third party data.
In response to the Staff’s comment, the Company refers the Staff to its response to Comment No. 18, as well as the supplemental materials, including the tables showing the APY offered by the Company and a total of 16 other financial institutions following the past ten changes in the federal funds rate effected by the Federal Reserve between October 2022 and January 2025, as further discussed in the Company’s response to Comment No. 2. The supplemental materials demonstrate the Company’s “predictable and more attractive rate,” which has remained at or above 4.00% since February 2023 and which has been a leading APY among those offered by the identified financial institutions, as further discussed in the Company’s response to Comment No. 2. Additionally, the Company has revised the disclosure on page 99 of Draft No. 2 to provide additional disclosure regarding the nature and structure of the fees received from program banks, including how they are calculated.
Key Business Metrics, page 102
22.    We note your disclosure that closed accounts are excluded from your Funded Client count and that you report having 1.1 million Funded Clients. While we understand that a Funded Client is defined as a client who has an account with a balance greater than zero at least once and is not closed, please provide additional detail on the extent to which these accounts remain currently funded and active. Specifically, please discuss whether Funded Clients typically maintain meaningful balances or demonstrate ongoing engagement with the platform, such as through recurring contributions or recent activity. In addition, please explain how this definition aligns with industry practice and whether you track or disclose other metrics, such as active or recurring funding clients.
The Company refers the Staff to its response to Comment No. 1 with respect to the percentage of Funded Clients with assets of zero as of January 31, 2025. In response to the Staff’s comment, the Company has revised the disclosure on page iii of Draft No. 2. The Company advises the Staff that similar metrics used by companies in the industry vary. The Company uses Funded Clients, as currently defined in Draft No. 2, as this is the metric that the Company uses to manage its business. The Company further advises the Staff that other than Funded Clients it does not use any other client metrics, including client metrics relating to activity, to manage its business given the Company’s emphasis on a passive investment strategy. In addition to Funded Clients, the Company discloses platform assets and net deposits as additional key business metrics that demonstrate the ability of the Company to scale and grow. The Company further advises the Staff that it observes a range of behavior from Funded Clients, and notes that the average assets per client, calculated by dividing the platform assets by the number of Funded Clients, was approximately $70,000 as of January 31, 2025.
Non-GAAP Financial Measures, page 102
23.    Please revise to disclose how the “net income margin” was determined.

U.S. Securities and Exchange Commission
July 28, 2025

In response to the Staff’s comment, the Company refers the Staff to the revised definition of “net income margin” on page iii of Draft No. 2, which includes a description of how net income margin is calculated.
Results of Operations
Total Revenue
Cash Management, page 107
24.    Please revise to disclose average wholesale interest rates (or average rates) paid by the program banks to the Company and the corresponding rates paid to the clients for the periods presented.
The Company acknowledges the Staff’s comment and refers the Staff to its response to Comment No. 19 of this response letter.
25.    Please revise to disclose the level of consideration fees paid for referrals during the periods presented. Indicate if these fees are based on a percentage of the referred client funds received or are based on some other metric.
The Company acknowledges the Staff’s comment and advises the Staff that it does not consider fees paid for referrals to be material for the periods presented. Incentive fees paid for referrals, which are reflected as a reduction to total revenue, were $5.1 million and $6.9 million for the fiscal years ended January 31, 2024 and January 31, 2025, respectively, or 2.4% and 2.2% of our total revenue for such periods, respectively. However, the Company does believe a discussion of the basis for determining referral fees to be helpful to investors in evaluating the Company’s financial results and business and accordingly, in response to the Staff’s comment, the Company has revised the disclosure on pages 104 to 105 of Draft No. 2 to include such discussion. The Company further advises the Staff that in no instance is consideration paid by the Company to a referring client based on the amount of funds received from a referred client.
26.    Please revise to provide a discussion addressing the money movement volumes, the net retention rates and the new client funds obtained and the relationship to the daily average balance of cash management assets impacting revenues and the cost of revenues recognized during the periods presented.
In response to the Staff’s comment, the Company has revised the disclosure on pages 108 to 109 of Draft No. 2.
Investment Advisory, page 108
27.    Please revise to provide a discussion addressing the impact of the average advisory fee, net of fee waivers, on the investment advisory revenues recognized in each of the periods presented.
In response to the Staff’s comment, the Company has revised the disclosure on page 109 of Draft No. 2.

U.S. Securities and Exchange Commission
July 28, 2025

Marketing, page 108
28.    Please revise to discuss and quantify the changes in performance and brand advertising, personnel-related costs, and allocated overhead as it relates to the marketing expenses in each period presented.
The Company acknowledges the Staff’s comment. The Company has considered the requirements of Item 303(b) of Regulation S-K (“Item 303(b)”) in preparing its disclosures in MD&A to explain material changes in each period presented. The Company has disclosed that, of the $31.0 million increase in marketing expenses from the fiscal year ended January 31, 2024 to the fiscal year ended January 31, 2025, $27.3 million (or 88% of such increase) was attributable to advertising expenses, which includes performance and brand advertising. The Company confirms that neither personnel-related costs nor allocated overhead represented an amount in excess of 1.7% of revenue in either of the fiscal years presented and the Company does not believe that such information is material or meaningful for investors to understand the change in its marketing expenses which was primarily as a result of an increase in advertising. For these reasons, the Company does not believe that additional disclosure is required under Item 303(b). The Company intends to continue to evaluate its disclosures and will discuss and quantify material changes in its revenues in future periods.
29.    Please revise to disclose the level of client referral expenses paid to clients for each period presented, indicating if these costs are based on a percentage of the referral client funds received or are based on some other metric.
The Company acknowledges the Staff’s comment. The Company has considered the requirements of Item 303(b) in preparing its disclosures in MD&A to explain material components in each period presented. As noted in the Company’s response to Comment No. 28 above, the Company has disclosed that, of the $31.0 million increase in marketing expenses from the fiscal year ended January 31, 2024 to the fiscal year ended January 31, 2025, $27.3 million (or 88% of such increase) was attributable to advertising expenses. The Company advises the Staff that it does not consider client referral expenses to be material for the periods presented. Client referral expenses paid to clients and reflected as marketing expenses were $9.5 million for the fiscal year ended January 31, 2024 (or 4.4% of total revenue) and $12.8 million for the fiscal year ended January 31, 2025 (or 4.1% of total revenue). Accordingly, the Company does not believe such information is material or meaningful for investors to understand the change in its marketing expenses which was primarily as a result of an increase in advertising. For these reasons, the Company does not believe that additional disclosure is required under Item 303(b). The Company intends to continue to evaluate its disclosures and will discuss and quantify material changes in its operating expenses, including marketing expenses, in future periods.
In response to the Staff’s comment, the Company has revised the disclosure on page 106 of Draft No. 2 to indicate how costs related to client referral expenses are determined. The Company further advises the Staff that in no instance is consideration paid by the Company to a referring client based on the amount of funds received from a referred client.

U.S. Securities and Exchange Commission
July 28, 2025

Other Revenue, page 108
30.    Please revise to disclose the average margin lending rates earned by the Company in the periods presented. Also, discuss the funding costs incurred and the rates paid in the determination of the net interest margin revenues recognized.
The Company acknowledges the Staff’s comment. The Company has considered the requirements of Item 303(b) in preparing its disclosures in MD&A to explain material components in each period presented. The Company has disclosed that other revenue comprised approximately 1.6% of total revenue for the fiscal year ended January 31, 2025, and approximately 2.6% of total revenue for the fiscal year ended January 31, 2024. Given that other revenue comprised a minimal amount of total revenue in each of the fiscal years presented, the Company does not believe that additional disclosure of the average margin lending rates earned by the Company in the periods presented or the funding costs incurred and rates paid in the determination of the net interest margin revenues recognized is material or meaningful for investors to understand the Company’s results of operations. For these reasons, the Company does not believe that additional disclosure is required under Item 303(b). The Company intends to continue to evaluate its disclosures and will discuss and quantify material changes in its revenues in future periods.
31.    Please revise to provide detailed information addressing the volume of activity for the margin lending activities for the periods presented. Please ensure your disclosure includes new loans originated as well as repayments made and any loan write-offs for the periods presented.
The Company acknowledges the Staff’s comment. The Company has considered the requirements of Item 303(b) in preparing its disclosures in MD&A to explain material components and changes in each period presented. As noted in the Company’s response to Comment No. 30 above, the Company has disclosed that other revenue comprised approximately 1.6% of total revenue for the fiscal year ended January 31, 2025, and approximately 2.6% of total revenue for the fiscal year ended January 31, 2024. Given that other revenue comprised a minimal amount of total revenue in each of the fiscal years presented, the Company does not believe that additional disclosure of the volume of margin lending activity, including new loans originated, repayments and write-offs, in the periods presented is meaningful for investors to understand the Company’s results of operations. For these reasons, the Company does not believe that additional disclosure is required under Item 303(b). The Company intends to continue to evaluate its disclosures and will discuss and quantify material changes in its operating expenses in future periods.
Product Development, page 108
32.    Please revise to discuss and quantify the changes in the personnel-related costs, including stock-based compensation and allocated overhead, and all other costs incurred as it relates to product development in each period presented.

U.S. Securities and Exchange Commission
July 28, 2025

The Company acknowledges the Staff’s comment. The Company has considered the requirements of Item 303(b) in preparing its disclosures in MD&A to explain material components in each period presented. The Company has disclosed that, of the $7.0 million increase in product development expense from the fiscal year ended January 31, 2024 to the fiscal year ended January 31, 2025, $6.3 million (or 90% of such increase) was attributable to personnel-related expenses. The Company has also added disclosure on page 109 of Draft No. 2. The Company confirms that no other changes in product development costs, which changes were primarily a result of an increase in personnel-related expenses, were material for the periods presented. For these reasons, the Company does not believe that additional disclosure is required under Item 303(b). The Company intends to continue to evaluate its disclosures and will discuss and quantify material changes in its operating expenses in future periods.
Total Costs and Operating Expenses
Cost of Revenue, page 108
33.    Please revise to discuss and quantify the changes in the level of cash management, brokerage platform, and data costs, inclusive of amortization of internally-developed software expenses recognized in each period presented.
The Company acknowledges the Staff’s comment. The Company has considered the requirements of Item 303(b) in preparing its disclosures in MD&A to explain material components and changes in each period presented. The Company has disclosed that, of the $8.1 million increase in cost of revenue from the fiscal year ended January 31, 2024 to the fiscal year ended January 31, 2025, $7.2 million (or 89% of such increase) was attributable to cash management costs ($5.2 million) and brokerage platform fees ($2.0 million). The Company confirms that data costs, inclusive of amortization of internally developed software expenses recognized, did not represent an amount in excess of 3.3% of revenue in either of the fiscal years presented. Moreover, the change in data costs between such periods was only $0.3 million (or approximately 3.7% of the change) between the periods. The Company does not believe such information is meaningful for investors to understand the change in the Company’s cost of revenue which was primarily driven by the items currently disclosed. For these reasons, the Company does not believe that additional disclosure is required under Item 303(b). The Company intends to continue to evaluate its disclosures and will discuss and quantify material changes in its cost of revenue in future periods.
Liquidity and Capital Resources, page 109
34.    Please revise to disclose the proceeds received from each of the individual issuances of redeemable convertible preferred stock given the significance of these issuances in financing the company’s operations.
The Company acknowledges the Staff’s comment. The Company has considered the requirements of Item 303(b)(1) in preparing its disclosures in MD&A to analyze its ability to generate and obtain adequate amounts of cash to meet its requirements and its plans for cash in the short term and separately in the long term. The Company last received proceeds from an individual issuance of redeemable convertible preferred stock in 2019, and as noted in Note 9

U.S. Securities and Exchange Commission
July 28, 2025

to the Financial Statements, a summary of all of the Company’s authorized, issued, and outstanding redeemable convertible preferred shares, including issuance prices and aggregate liquidation preferences for each series, is included on pages F-22 and F-23 of Draft No. 2. These liquidation preferences correspond to the amounts received from each of the individual issuances of redeemable convertible preferred stock. The Company further notes that it has been operating cash flow positive in each of the periods presented in the Draft Registration Statement and therefore does not believe that these issuances are a significant component in financing the Company’s current operations. For these reasons, the Company does not believe that additional disclosure is required under Item 303(b)(1).
Other Expense (Income), Net, page 109
35.    Please revise to separately disclose and discuss the amounts and the reasons for the individual fair value changes from remeasurements of the convertible note, the warrant liabilities, and the SAFEs during the periods presented.
In response to the Staff’s comment, the Company has revised the disclosure on page 110 of Draft No. 2.
Business
Our Clients, page 122
36.    We note your statement on page 124 that “[o]ur clients choose Wealthfront because our digital client experience offers superior net-of-fee after tax returns, comparatively high yield on cash and fast and free money movement.” Please clarify what you mean by “superior net-of-fee after tax returns” and identify the benchmarks or peer comparisons used to support this statement. Additionally, explain how you define “comparatively high yield on cash,” including time periods, interest rate sources and competitors considered in making this claim.
In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 126 of Draft No. 2.
Our Platform, page 125
37.    We note your statement on page 127 that you “pass along the cost savings from automation to our clients in the form of...lower advisory fees for our investment advisory products.” Please clarify how these cost savings are measured or quantified and explain the extent to which they have resulted in lower advisory fees. Additionally, please describe how your advisory fees compare to those of traditional and other digital investment advisory firms, and identify the source and methodology used to support any comparative claims.
In response to the Staff’s comment, the Company refers the Staff to the supplemental materials provided by the Company under separate cover. The Company does not directly measure cost savings from automation, but considers its use of automation to be an essential

U.S. Securities and Exchange Commission
July 28, 2025

advantage against its competitors and the primary driver of its higher gross profit margin and lower costs of delivering its platform, products and services, as compared to other publicly listed technology companies in the SaaS industry. For example, competitors who use human advisors rather than automated advisory services must pay the costs of employing such advisors to complete manual tasks. The Company also utilizes automation in its product support functions, aiming to maximize the number of clients supported by an individual product specialist and thereby reducing client support costs. By saving on certain operating costs, the Company is able to pass along such savings to its clients in the form of lower interest rates for the Company’s Portfolio Line of Credit product than it would have if the Company had higher operating costs. Because the Company has maintained low costs and operating expenses, largely driven by its use of automation, it has been able to offer lower advisory fees to clients while achieving positive cash provided by operating activities of $72.9 million in the fiscal year ended January 31, 2024 and $123.2 million in the fiscal year ended January 31, 2025.
In response to the Staff’s comment, the Company refers the Staff to supplemental materials provided by the Company under separate cover, including “Advisors watching for dip in fees on biggest clients: Cerulli” by Bruce Kelly, InvestmentNews.com, dated May 5, 2025, which says that “Advisors’ fees for clients [are] typically in the neighborhood of 1% - 100 basis points – of assets under management,” “Quantifying (More Accurately) The Real Impact Of A Financial Advisor’s Costs On Their Clients’ Nest Eggs” by Derek Tharp, Kitces.com, dated October 23, 2024, which notes that “a 1% AUM fee is a common ‘starting point’ in the industry,” and “The Computer as a Financial Planner” by Paul Sullivan, The New York Times, dated June 19, 2015, which describes that the advisory fee “is 0.25 percent at Wealthfront, compared with 1 percent or more for traditional advisers.” These articles assert that typical advisory fees are 1%, while the Company’s advisory fees are 0.25%. Additionally, the Company has revised the disclosure on pages 12 and 129 of Draft No. 2.
38.    We note your disclosure on page 45 that you have arrangements with a banking partner whereby you provide services which allow you to offer your clients with banking features, including a Wealthfront branded debit card, ATM network access, and a mobile check deposit capture. Please revise your disclosure under Cash Management on page 126 and elsewhere as appropriate to identify your banking partner and disclose the material terms of any agreements with them, or advise. Please also clarify if individual customers are depositors at the bank partner or the program banks. In this regard, please clarify which entity matches up any individual account holder funds, or explain to the extent accounts are aggregated. Please also include any material agreements with the banking partner as exhibits, or advise.
In response to the Staff’s comment, the Company has revised the disclosure on page 128 of Draft No. 2.
Additionally, the Company advises the Staff that the Company does not believe it is required to file the Program Management Agreement with Green Dot Corporation and Green Dot Bank (the “Green Dot Agreement”) or the Investor Solutions Master Agreement and

U.S. Securities and Exchange Commission
July 28, 2025

related agreements with UMB Bank (the “UMB Agreement” and together with the Green Dot Agreement, the “Banking Partner Agreements”) under Item 601(b)(10)(ii) of Regulation S-K because the Banking Partner Agreements are contracts that ordinarily accompany the kind of business conducted by the Company.
More specifically, Item 601(b)(10)(ii) of Regulation S-K states that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more specified categories, in which case it shall be filed except where immaterial in amount or significance.”
The Company has evaluated the contracts under Item 601(b)(10)(ii)(A)-(D) of Regulation S-K and does not believe that such contracts fall in any those categories. The Company is not substantially dependent on the Banking Partner Agreements. The Banking Partner Agreements are standard contracts solely for administering the Company’s cash account services through its banking partners on standard terms and conditions that are substantially similar to each other. The Banking Partner Agreements were negotiated on an arm’s length basis consistent with industry practice. The Company also notes that it does not have an exclusive relationship with either of the banking partners, the banking partners provide similar services that meet the Company’s requirements, and there are many alternative banks with which the Company can enter into similar arrangements. Accordingly, the Company does not believe that it is currently substantially dependent on either of the banking partners or the Banking Partner Agreements.
For the reasons described above, the Company does not believe that additional disclosure concerning the Banking Partner Agreements, by filing of the Banking Partner Agreements as exhibits to Draft No. 2, would be required pursuant to Item 601(b)(10)(ii) of Regulation S-K or provide meaningful disclosure to investors. The Company assesses the materiality of the various agreements to which it is a party on a regular basis, including to determine whether the Company is substantially dependent on any one party or agreement. To the extent the Company determines in the future that it is substantially dependent on one or both of the Banking Partner Agreements such that they (or any future agreements with banking partners) should be filed under Item 601(b)(10) of Regulation S-K, the Company will file such agreements.
39.    We note your disclosure on page 126 that your investment advisory products aim to deliver “superior long-term after-tax return” through control over fees, tax and diversification, and that clients benefit from automated tax-loss harvesting and other strategies. Please revise to clarify:
•what you mean by “superior long-term, after-tax returns,” including what this return is being compared to;
•whether the benefits of your tax-loss harvesting and direct indexing strategies are based on actual client outcomes or hypothetical results;

U.S. Securities and Exchange Commission
July 28, 2025

•how your “Automated Bond Portfolios” differ from your “automated treasury bond ladders,” and whether these are separate offerings; and
•whether investing in individual stocks is part of your automated advisory services or offered on a self-directed basis.
In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 128, and 136 of Draft No. 2.
The Company acknowledges the Staff’s comment and advises the Staff that client benefits of tax-loss harvesting are estimated based on the tax-loss harvesting performance of actual clients. The Company also notes that the disclosure on page 128 of Draft No. 2 describes the benefit of applying tax-loss harvesting to a variety of portfolios including U.S. Direct Indexing, but does not specifically discuss any benefit from direct indexing as an investment strategy. The Company further refers the Staff to the supplemental materials.
The Company refers the Staff to the descriptions of “Automated Bond Portfolios” and “Automated Bond Ladders” disclosed on page 136 of Draft No. 2, which describe that these are two separate offerings by the Company and how these offerings differ from each other.
The Company also refers the Staff to the descriptions of “Automated Investing” and “Stock Investing” disclosed on page 137 of Draft No. 2. Automated Investing is offered for portfolios of low-cost index funds, whereas individual stocks can be invested in through the Stock Investing Account.
40.    We note your statement on page 127 that you are able to offer lower interest rates on your borrowing products due to automation. Please revise to clarify the basis for this statement. For example, explain how your automation results in lower interest rates, including whether the cost savings from automation are passed on to clients, and whether the lower rates are relative to industry averages, specific competitor interest rates or other benchmarks.
The Company acknowledges the Staff’s comment and refers the Staff to its response to Comment No. 37 for a discussion on the basis for the statement that it is able to offer lower interest rates on its Portfolio Line of Credit product due to automation. The Company notes that the disclosures on pages 12 and 129 describe that “we pass along the cost savings from automation to our clients in the form of…lower interest rates for our Portfolio Line of Credit product.” For example, by using automation to reduce or eliminate manual tasks related to applications, approvals and distributions of lines of credit to clients, the Company is able to pass along savings to its clients in the form of lower interest rates than it would have if the Company had higher operating costs. Because the Company has maintained low costs and operating expenses, largely driven by its use of automation, it has been able to offer lower interest rates on its Portfolio Line of Credit product to clients while achieving positive cash provided by operating activities of $72.9 million in the fiscal year ended January 31, 2024 and $123.2 million in the fiscal year ended January 31, 2025. Additionally, in response to the

U.S. Securities and Exchange Commission
July 28, 2025

Staff’s comment, the Company has revised the disclosure on pages 12 to 13 and 129 of Draft No. 2.
Client Acquisition, page 138
41.    We note your disclosure that your customer acquisition cost remains well below industry averages due to your referral engine, automation and brand equity. Please revise to clarify the basis for this statement, including identifying the industry average you are comparing against and the source of that data, quantifying your customer acquisition cost and explaining how each of the cited factors contributes to lower acquisition costs.
In response to the Staff’s comment, the Company refers the Staff to the supplemental materials provided by the Company under separate cover. Based on a review of industry paid client acquisition cost as compared to the Company’s paid acquisition cost, calculated as total paid marketing and sales costs divided by the number of new clients acquired in the relevant period, the Company’s paid client acquisition cost is significantly lower than reported industry averages. Automation contributes to low client acquisition costs, for example, by automating the sign-up flow for new clients in the Company’s application with limited human intervention (or related cost) required. In addition, the Company has revised the disclosure on page 141 of Draft No. 2.
Competition, page 139
42.    We note your disclosure that you face competition from incumbent financial institutions, investment platforms and fintech firms, and that you do not view traditional financial advisors as competitors. Please revise to provide a more detailed and specific discussion of how you fit within the competitive environment. Also, please expand on the basis of your assertion that traditional financial advisors are not competitors.
In response to the Staff’s comment, the Company has revised the disclosure on page 142 of Draft No. 2.
Other Transactions, page 173
43.    Please revise to provide a discussion addressing the impact of the acquisition of Unified National Mortgage LLC in July 2024, on operating performance of the Company to date.
The Company acknowledges the Staff’s comment. The Company has considered the requirements of Item 404(a) of Regulation S-K (“Item 404(a)”) in preparing its disclosures regarding transactions with related persons, promoters and control persons. The Company advises the Staff that the acquisition of Unified National Mortgage LLC in July 2024 has had an immaterial impact on the operating performance of the Company to date. Accordingly, the

U.S. Securities and Exchange Commission
July 28, 2025

Company does not believe that additional disclosure would be meaningful to investors or is required under Item 404(a).
* * * * * * *

U.S. Securities and Exchange Commission
July 28, 2025

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2432, or in my absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Michael Brown
Michael Brown
Partner

FENWICK & WEST LLP
cc:
David Fortunato, Chief Executive Officer and President
Alan Imberman, Chief Financial Officer and Treasurer
Lauren Lin, Esq., Chief Legal Officer, Chief Compliance Officer, and Secretary
Wealthfront Corporation
Ran Ben-Tzur, Esq.
Ari Haber, Esq.
Chelsea Anderson, Esq.
Fenwick & West LLP
Richard A. Kline, Esq.
Sarah B. Axtell, Esq.
Latham & Watkins LLP